UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.       Report for Period
24 Prime Parkway                   July 1, 2002 to
Natick, MA  01760                  September 30, 2002
                                   Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended September 30, 2002. See
    Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the Sixteenth day of October 2002.

                                   Select Energy Services, Inc.
                                   By: /s/  Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance

                                EXHIBIT A

                       SELECT ENERGY SERVICES, INC.

                    BALANCE SHEET - September 30, 2002



                                 ASSETS


CURRENT ASSETS:                                          2002
                                                     -----------
    Cash and cash equivalents                       $ 5,808,220
    Contract receivables, current,
    less allowance for uncollectibles of $786,961    19,505,355
    Other current assets                              1,851,138
                                                    ------------
                  Total current assets               27,164,713

                                                    ------------
PROPERTY AND EQUIPMENT                               10,884,689
    Less accumulated depreciation and amortization    7,935,397

                                                    ------------
                  Net property and equipment          2,949,292

                                                    ------------
OTHER ASSETS                                         71,419,542

TOTAL ASSETS                                      $ 101,533,547

                                                    ============


              LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
    Accounts Payable                                $ 9,341,202
    Accrued Expenses                                  4,128,057
    Accrued Income Taxes                                331,941
    Short-Term Borrowing NU Moneypool                 8,150,000

                                                    ------------
                  Total current liabilities          21,951,200

                                                    ------------

OTHER LIABILITIES:
    Deferred income tax liability                       685,701
    Other                                            49,177,637

                                                    ------------
                  Total other liabilities            49,863,338
                                                    ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                       100
    Additional paid-in-capital                       24,900,000
    Foreign Currency Exchange
    Retained Earnings                                 4,818,909
                                                    -----------
          Total stockholder's equity                 29,719,009

       TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY  $101,533,547

                                                    ============

                  SELECT ENERGY SERVICES, INC.

                     STATEMENT OF OPERATION

             FOR THE QUARTER ENDED September 30, 2002

REVENUES                                           $ 27,193,585

COST OF REVENUES                                     22,146,630
                                                    ------------
    Gross profit                                      5,046,955

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          4,003,846
                                                    ------------
    Operating income                                  1,043,109
                                                    ------------
INTEREST INCOME (EXPENSE)
    Interest income                                   1,390,338
    Interest expense                                   (852,876)
                                                    -------------
                                                        537,462
                                                    -------------
    Income before income tax expense                  1,580,571

INCOME TAX EXPENSE                                      559,990

   Net Income (Loss)                                 $ 1,020,581
                                                   ==============

                                 EXHIBIT B

                         SELECT ENERGY SERVICES, INC.
                    REPORT FOR July 1 - September 30, 2002


                     NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in and the operation of energy efficient equipment; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.